File No. 70-8991


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                _________________________________

                 POST-EFFECTIVE AMENDMENT NO. 1
                               TO
                            FORM U-1
               __________________________________

                   APPLICATION OR DECLARATION
                            under the
           PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                              * * *

              AMERICAN ELECTRIC POWER COMPANY, INC.
             1 Riverside Plaza, Columbus, Ohio 43215

                    APPALACHIAN POWER COMPANY
            40 Franklin Road, Roanoke, Virginia 24022

                 INDIANA MICHIGAN POWER COMPANY
          One Summit Square, Fort Wayne, Indiana  46801

                       OHIO POWER COMPANY
         301 Cleveland Avenue, S.W., Canton, Ohio  44702

       (Name of company or companies filing this statement and addresses of principal executive offices)

                              * * *

              AMERICAN ELECTRIC POWER COMPANY, INC.
             1 Riverside Plaza, Columbus, Ohio 43215
             (Name of top registered holding company
             parent of each applicant or declarant)

                              * * *

             G. P. Maloney, Executive Vice President
           AMERICAN ELECTRIC POWER SERVICE CORPORATION
             1 Riverside Plaza, Columbus, Ohio 43215

       John F. Di Lorenzo, Jr., Associate General Counsel
           AMERICAN ELECTRIC POWER SERVICE CORPORATION
             1 Riverside Plaza, Columbus, Ohio 43215
           (Names and addresses of agents for service)



     American Electric Power Company, Inc. ("AEP"), a New York corporation and a holding company registered under the Public Utility Holding Company Act of 1935 ("1935 Act"), and Appalachian Power Company ("APCo"), a Virginia corporation, Indiana Michigan Power Company ("I&M"), an Indiana corporation, and Ohio Power Company ("OPCo"), an Ohio corporation (APCo, I&M and OPCo are sometimes collectively referred to herein as the "Subsidiaries"). The Subsidiaries amend their Application or Declaration on Form U-1 in File No. 70-8991 as follows:
     1. By amending and restating Part H. Compliance with Rule 54 under ITEM 1. DESCRIPTION OF PROPOSED TRANSACTION:
     "H.  Compliance with Rule 54
     Rule 54 provides that in determining whether to approve certain transactions other than those involving exempt wholesale generators ('EWG') or foreign utility companies ('FUCO'), as defined in the 1935 Act, the Commission will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) are satisfied. The requirements of Rule 53(a), (b) and (c) are satisfied.
          Rule 53(a)(1). Nanyang General Light Electric Co. Ltd. ('Nanyang'), an indirect subsidiary of AEP, is a FUCO. As of December 31, 1996, AEP, through its subsidiary, AEP Resources, Inc., and through AEP Resources' subsidiary, AEP Pushan Power LDC, had invested $700,000 in Nanyang. This investment represents less than 1% of $1,473,000,000, the average of the consolidated retained earnings of AEP reported on Form 10-K or Form 10-Q, as applicable, for the four consecutive quarters ended September 30, 1996.
          Rule 53(a)(2). Nanyang will maintain books and records and make available the books and records required by Rule 53(a)(2).
          Rule 53(a)(3). No more than 2% of the employees of the operating company subsidiaries of AEP will, at any one time, directly or indirectly, render services to Nanyang.
          Rule 53(a)(4). AEP has submitted and will submit a copy of Item 9 and Exhibits G and H of AEP's Form U5S to each of the public service commissions having jurisdiction over the retail rates of AEP's operating company subsidiaries.
          Rule 53(b). (i) Neither AEP nor any subsidiary of AEP is the subject of any pending bankruptcy or similar proceeding; (ii) AEP's average consolidated retained earnings for the four most recent quarterly periods ($1,473,000,000) represented an increase of approximately $117,000,000 (or 8.6%) in the average consolidated retained earnings from the previous four quarterly periods ($1,356,000,000); and (iii) for the year ended December 31, 1995, there were no losses attributable to AEP's investments in Nanyang.
          Rule 53(c). Rule 53(c) is inapplicable because the requirements of Rule 53(a) and (b) have been satisfied."
     2. By adding this statement to the end of ITEM 2. FEES, COMMISSIONS AND EXPENSES:
"No additional expenses are expected to be incurred in connection with this Post-Effective Amendment No. 1."
     3.   By filing the following exhibits:
          D-1  Application of APCo to the State Corporation
               Commission of Virginia

          D-2  Application of APCo to the West Virginia Public
               Service Commission

          D-3  Order of State Corporation Commission of Virginia

          D-4 Order of West Virginia Public Service Commission as to APCo


     4. The Subsidiaries herein request that the Commission release its reservation of jurisdiction over APCo's proposed purchase of its preferred shares from AEP, as stated in its Order dated February 27, 1997 (HCAR Rel. No. 26675).

                           SIGNATURES
          Pursuant to the requirements of the Public Utility
Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.
                         AMERICAN ELECTRIC POWER COMPANY, INC.
                         APPALACHIAN POWER COMPANY
                         INDIANA MICHIGAN POWER COMPANY
                         OHIO POWER COMPANY


                         By /s/ A. A. Pena
                                   Treasurer

Date:  March 5, 1997



                                                      Exhibit D-1


                    COMMONWEALTH OF VIRGINIA

                  STATE CORPORATION COMMISSION


APPLICATION OF


APPALACHIAN POWER COMPANY and                )
AMERICAN ELECTRIC POWER COMPANY, INC.        )
For approval of affiliate transactions       )    Case No. [____]
pursuant to Chapter 4 of Title 56,           )
Code of Virginia                             )


                           APPLICATION

     Appalachian Power Company ("Appalachian Power") and American Electric Power Company, Inc. ("American Electric"), whose post office addresses are 40 Franklin Road, S.W., Roanoke, Virginia, 24011, and 1 Riverside Plaza, Columbus, Ohio 43215-2373, respectively, respectfully show the following:
     1. Appalachian Power is a public service corporation, organized under the laws of Virginia, primarily engaged in the generation, purchase, transmission and distribution of electric power at retail within its service territories in Virginia and West Virginia, and at wholesale to other electric utility companies and municipalities.
     2. American Electric is a registered holding company under the Public Utility Holding Company Act of 1935, which owns, directly or indirectly, all of the outstanding common stock of its electric utility subsidiaries, including Appalachian Power. The service area of American Electric's electric utility subsidiaries covers portions of Indiana, Kentucky, Michigan, Ohio, Tennessee, Virginia and West Virginia.
     3. Appalachian Power is an "affiliated interest" of American Electric within the meaning of the Utility Facilities Act, Chapter 4 of Title 56 of the Code of Virginia, and therefore arrangements for the furnishing of services between the two companies are subject to approval of the State Corporation Commission of Virginia (the "Commission").
     4. American Electric has proposed an Offer to Purchase and Proxy Statement (the "Offer to Purchase and Proxy Statement") by which American Electric will offer to purchase (the "Tender Offer") for cash any and all outstanding shares of all series of cumulative preferred stock (the "Shares") of Appalachian Power at the purchase price per Share plus accrued and unpaid dividends, upon the terms and subject to the conditions set forth in the Offer. In connection with the Tender Offer, Appalachian Power is soliciting proxies to amend its Articles of Incorporation (the "Amendment") to remove a restriction on Appalachian Power's ability to incur additional indebtedness. Appalachian Power believes that the adoption of such amendment will provide flexibility and a reduction in its cost of debt. It is a condition of the Tender Offer that the Amendment be approved by two-thirds of all issued and outstanding shares of common stock and two-thirds of all issued and outstanding shares of preferred stock voting separately as a class. A copy of the Tender Offer to Purchase and Proxy Statement accompanies this application as Attachment 1.
     5. To the extent Shares tendered pursuant to the Tender Offer are accepted for payment and paid for in accordance with the terms thereof, American Electric intends to sell such Shares to Appalachian Power at the tender offer price per Share paid pursuant to the Tender Offer plus expenses incurred by American Electric in connection therewith and, at that time, it is expected that Appalachian Power will retire and cancel the Shares. The purchase of the Shares by Appalachian Power is the final step in a series of transactions (the "Transactions"), but the only part of the transactions that requires the approval of the Commission.
     6. The approval requested in this Application is in the public interest for the following reasons:
          (a) If the Transactions are consummated, it will produce savings for Appalachian Power. In Case No. 96PUF960032, by order dated December 20, 1996, the Commission authorized Appalachian Power to issue securities for the purpose of refunding directly or indirectly its cumulative preferred stock if such refundings resulted in a lower effective cost to Appalachian Power. The Transactions will be carried out in compliance with this order.
          (b) The Transactions represent an attractive economic opportunity that will benefit Appalachian Power, its customers, its shareholders and the holders of the Shares. The Tender Offer gives the holders of the Shares the opportunity to sell their Shares at a premium to the market price and without the usual transaction costs.
          (c) The Transactions will benefit Appalachian Power and its customers by providing increased flexibility and a reduction in its cost of debt. The Articles of Incorporation of Appalachian Power currently restricts its ability to incur additional indebtedness. Appalachian Power believes that regulatory, legislative, technological and market developments are likely to lead to a more competitive environment in the electric utility industry. As competition intensifies, flexibility and capital cost reduction will be even more crucial to success. The Amendment will permit Appalachian Power to incur additional unsecured debt on terms more favorable and less restrictive than its current debt, and this will enable it to provide electric service at lower cost. The Amendment will also permit Appalachian Power to issue a greater amount of total debt; however, Appalachian Power presently has no intention of issuing a greater amount of total debt than it would have absent adoption of the Amendment, except that Appalachian Power expects to issue additional unsecured debt to fund the purchase of the Shares from American Electric. It is Appalachian Power's intention to attain flexibility in the mix of its outstanding debt and therefore have the option to use more short-term and unsecured debt and issue fewer first mortgage bonds. As a result of this increased flexibility and reduction in capital costs, Appalachian Power should be more competitive and its rates should be lower than they would otherwise be.
          (d) The purchase of the Shares by Appalachian Power from American Electric is the final step in the Transactions and will ultimately fund the Tender Offer and facilitate the adoption of the Amendment. The Tender Offer is being conducted by American Electric instead of Appalachian Power so that, if necessary, American Electric can vote the Shares purchased pursuant to the Tender Offer in favor of the Amendment. It is a condition to the acceptance of the Shares pursuant to the Tender Offer that the Amendment be adopted. However, if the Amendment is not adopted at the special meeting of the shareholders of Appalachian Power held for that purpose, then American Electric may waive the requirement that the Amendment be approved and accept the Shares that have been tendered pursuant to the Tender Offer. Appalachian Power could then call a second meeting of the shareholders to consider the Amendment at which meeting American Electric would be able to vote the Shares accepted pursuant to the Tender Offer in favor of the Amendment, thereby maximizing the possibility that the Amendment would be adopted. By contrast, if Appalachian Power conducted a self tender offer for the Shares, then such Shares purchased by Appalachian Power would automatically become authorized but unissued shares, and Appalachian Power could not vote those Shares in favor of the Amendment.
     7. A Transaction Summary conforming to the requirements of the Guidelines promulgated by the Commission's Division of Public Utility Accounting on October 21, 1994 accompanies this Application as Attachment 2.
     8. A prompt decision in this proceeding would facilitate the ability of American Electric, through Appalachian Power, to pursue certain immediate opportunities that will be beneficial. Appalachian Power and American Electric fully recognize the need for the Commission to give matters related to affiliate transactions full and careful consideration, but an expedited procedural schedule in this case would serve the public interest.

     WHEREFORE, Appalachian Power and American Electric respectfully request the Commission to give this Application expedited consideration and, after such consideration, to approve the purchase of the Shares by Appalachian Power from American Electric for a consideration equal to the price per Share paid pursuant to the Tender Offer plus expenses incurred by American Electric in connection therewith.
                         Respectfully submitted,

                         APPALACHIAN POWER COMPANY


                         By:_/s/ G. P. Maloney_____
                              G. P. Maloney
                              Vice President


                         AMERICAN ELECTRIC POWER COMPANY, INC.


                         By:_/s/ G. P. Maloney_____
                              G. P. Maloney
                              Vice President

February 6, 1997

Hunton & Williams
Riverfront Plaza - East Tower
951 East Byrd Street
Richmond, VA 23219-4074


                          VERIFICATION

     Being first duly sworn the undersigned, G. P. Maloney, deposes and states that he is Vice President of Appalachian Power Company and Vice President of American Electric Power Company, Inc., that he has read the foregoing Application and attachments thereto and knows the contents thereof, that the same are truly stated, and that he has executed the Application on behalf of Appalachian Power Company and American Electric Power Company, Inc., respectively, with full power and authority to do so.

                              _/s/ G. P. Maloney_______
                              G. P. Maloney



STATE OF OHIO
COUNTY OF FRANKLIN
     Subscribed and sworn to before me, a Notary Public in and for the jurisdiction aforesaid, this 6th day of February, 1997. My commission expires 7/12/99.

                              _/s/ Mary M. Soltesz_____
                                   Notary Public



                                                      Exhibit D-2


                    PUBLIC SERVICE COMMISSION
                        OF WEST VIRGINIA
                           CHARLESTON


CASE NO.


APPALACHIAN POWER COMPANY,
a corporation.
          Petition for the Commission's consent and approval of Appalachian Power Company's purchase of its own preferred stock from American Electric Power Company, Inc., an affiliated corporation, pursuant to the provisions of W. Va. Code, Section 24-2-12.


                            PETITION

     Comes now the above-named Appalachian Power Company ("the Petitioner"), the petitioner herein, and respectfully makes the following representation to the Commission:
     1. The name of the Petitioner is Appalachian Power Company and its address is 40 Franklin Road, S.W., Roanoke, Virginia 24011.
     2. The name of the affiliate from which the Petitioner intends to purchase certain intangible personal property, namely shares of the Petitioner's own preferred stock, are as follows:
               American Electric Power Company, Inc.
               1 Riverside Plaza
               Columbus, Ohio 43215

American Electric Power Company, Inc. ("AEP") is a New York corporation. The Petitioner seeks exemption from the requirement of providing a copy of AEP's articles of incorporation.
     3. The Petitioner proposes to purchase from AEP the shares of the Petitioner's preferred stock which AEP acquires in response to an offer to purchase which AEP is extending to the present owners of such stock. The details of AEP's offer to purchase, together with the details of a proxy solicitation by the Petitioner, a proposed amendment to the Petitioner's articles of incorporation, and the Petitioner's proposal to purchase its preferred stock from AEP are set forth in detail in a Form U-1 filing with the Securities and Exchange Commission, a copy of which is attached hereto as Exhibit A, supplemented by an amendment thereto, a copy of which is attached hereto as Exhibit B.
     4. The Petitioner proposes to purchase from AEP all of the shares of the Petitioner's preferred stock which are tendered to AEP and to pay for each such share the purchase price paid by AEP, plus the expense incurred by AEP in making the offer. For the Petitioner's 4-1/2% Series of preferred stock, of which 298,150 shares are outstanding, the offered purchase price is $69.02 per share. For the Petitioner's 5.90% Series of preferred stock, of which 500,000 shares are outstanding, the offered purchase price is $103.17 per share. For the Petitioner's 5.92% Series of Preferred stock, of which 600,000 shares are outstanding, the offered purchase price is $103.20 per share. For the Petitioner's 6.85% Series of preferred stock, of which 300,000 shares are outstanding, the offered purchase price is $107.26 per share. For the Petitioner's 7.80% Series of preferred stock, of which 500,000 shares are outstanding, the offered purchase price is $105.50 per share. Each of these prices is exclusive of the aforementioned expenses incurred by AEP.
     5. The financial condition of the Petitioner is well known to the Commission. AEP is not a public utility subject to the jurisdiction of the Commission, and since the transaction for which the approval from the Commission is sought herein is a one-time purchase and does not necessitate any ongoing relationship between AEP and the Petitioner with respect to that transaction, the financial condition of AEP is of no relevance. For these reasons, the Petitioner requests that it and its aforementioned affiliate be exempted from the provisions of Rule 21 of the Commission's Rules of Practice and Procedure.
     6. The effect of the transaction will be to enable the Petitioner to enhance its flexibility with respect to financing options, to decrease its financing costs, and to prepare itself to respond more quickly and flexibly to opportunities and other occurrences in the increasingly competitive electric power industry, while incurring no disadvantage to itself or its ratepayers.
     7. The Commission should give its consent and approval to the transaction proposed herein for the following reasons:
     As Exhibit A explains in considerable detail, the provisions in the Petitioner's articles of incorporation restricting the Petitioner's ability to incur certain indebtedness significantly reduce the Petitioner's financing flexibility and increase its financing costs. The strategy outlined in Exhibit A by which the Petitioner hopes to amend those provisions while ensuring fair treatment to the owners of its preferred stock is a sound and sensible approach to improving the Petitioner's financing position, and more largely, its overall competitive position. The elimination of such restrictions on financing is a course of action undertaken in recent years by several utilities, including Alabama Power Company and Cincinnati Gas & Electric Co.
     The ultimate beneficiaries of the Petitioner's quest for enhanced financing capabilities will be the Petitioner, its ratepayers, and its shareholder(s). It is a course of action which the Petitioner would have reason to pursue on its own, without the involvement of its affiliate, AEP, but for the impediment that the Petitioner could not vote any preferred stock owned by it and therefore could not use the acquisition of such stock directly to obtain a favorable vote on the amendment of its articles of incorporation. AEP's involvement in the transaction enables it to be undertaken with a likely prospect of success. However, since AEP's involvement does necessitate the Petitioner's ultimate acquisition of its own preferred stock from its affiliate (rather than its acquisition directly from its own preferred stockholders), which could be deemed an arrangement requiring the Commission's approval in advance pursuant to W. Va. Code, Section 24-2-12(f), the Petitioner hereby seeks such approval from the Commission.
     The proposed amendment to the articles of incorporation would permit the Petitioner to incur additional unsecured debt on more favorable and less restrictive terms, which in turn would enable it to provide electric service at a lower cost. The proposed amendment will also permit the Petitioner to issue a greater amount of total debt; however, the Petitioner presently has no intention of issuing a greater amount of total debt and believes that its present proportion of debt to equity is an appropriate one. In short, the Petitioner is confident that the Commission's approval of the proposed transaction will produce needed enhancement of its ability to secure the financing of its operations in an advantageous manner and its ability to compete effectively in the rapidly-changing electric power industry.
     8. The terms and conditions of the transaction proposed herein are fair and reasonable. The transaction does not confer upon any party thereto an undue advantage over any other party thereto, and does not adversely affect the public in West Virginia.
     WHEREFORE, the Petitioner respectfully requests the Commission to enter an order granting its consent and approval for Appalachian Power Company to make the purchase of preferred stock from American Electric Power Company, Inc., which is proposed herein.
                              Respectfully submitted,
                              APPALACHIAN POWER COMPANY

                                   By Counsel


William C. Porth
ROBINSON & McELWEE
P.O. Box 1791
Charleston, West Virginia 25326
(304)344-5800
     Counsel for Appalachian Power Company

Date: February 7, 1997



                          VERIFICATION


STATE OF OHIO       )
                    )  ss:
COUNTY OF FRANKLIN  )


     G. P. Maloney, Vice President of Appalachian Power Company, being duly sworn, states upon his information and belief that the facts and allegations therein contained in the foregoing Petition of Appalachian Power Company are true.


                              By:_/s/ G. P. Maloney_____
                              Its:  Vice President




     Taken, subscribed and sworn to before me on the 6th day of February, 1997.


                              _/s/ Mary M. Soltesz______
                              Notary Public
                              My Commission expires 7-12-99



                                                      Exhibit D-3


                    COMMONWEALTH OF VIRGINIA
                  STATE CORPORATION COMMISSION

                                   AT RICHMOND, FEBRUARY 21, 1997

APPLICATION OF

APPALACHIAN POWER COMPANY                      CASE NO. PUF970003
          and
AMERICAN ELECTRIC POWER COMPANY, INC.

For approval of affiliate transactions


                    ORDER GRANTING AUTHORITY

     On February 7, 1997, Appalachian Power Company ("APCo") and American Electric Power Company, Inc. ("AEP") (collectively, "Applicants") filed an application under Chapter 4 of Title 56 of the Code of Virginia for approval of affiliate transactions.
     AEP has proposed an Offer to Purchase and Proxy Statement ("Tender Offer") by which AEP will offer to purchase for cash any and all outstanding shares of cumulative preferred stock of APCo, specifically $30,000,000 of 4-1/2% Series, $50,000,000 of 5.90%
Series, $60,000,000 of 5.92% Series, $30,000,000 of 6.85% Series,
and $50,000,000 of 7.80% Series. Upon completion of the Tender Offer, APCo will reimburse AEP for all preferred shares purchased and actual costs incurred connected with the Tender Offer. APCo will finance the reimbursement with a combination of short-term debt and junior subordinated debt. The junior subordinated debt would be issued under authority granted in Case No. PUF960032, order dated December 20, 1996. When the preferred shares are repurchased from AEP, APCo is expected to retire and cancel the preferred shares. APCo states that the refinancing will be carried out in compliance with requirements set out in Case No. PUF960032.
     The Commission, upon consideration of the application and having been advised by its Staff, is of the opinion and finds that approval of the application will not be detrimental to the public interest. Accordingly,
     IT IS ORDERED THAT:
     1. APCo is authorized to purchase the preferred shares from AEP (obtained through the Tender Offer) at their cost plus expenses incurred by AEP, all in a manner, under the terms and conditions and for the purposes as set forth in the application.
     2. Applicants shall file no later than March 10, 1997, a preliminary report of action containing the results of the Tender Offer and the outcome of the vote on the Amendment to APCo's debt limitation.
     3. Applicants shall file no later than June 30, 1997, a final report of action containing the amount of each series of APCo's cumulative preferred stock purchased, a detailed accounting of the actual expenses incurred as a result of the Tender Offer, a summary table of expenses allocated to each operating utility, a schedule of dates and amounts of securities issued to reimburse AEP for purchasing the preferred stock under the Tender Offer, and an APCo balance sheet showing the impact of the transactions.
     4. The approval granted herein shall not preclude the Commission from exercising the provisions of Sections 56-78 and Sections 56-80 of the Code of Virginia.
     5. The Commission reserves the right to examine the books and records of any affiliate in connection with the authority granted herein, whether or not such affiliate is regulated by this Commission, pursuant to Sections 56-79 of the Code of Virginia hereafter.
     6. The approval of this application shall have no implications for ratemaking.
     7. This matter shall be continued, subject to the continuing review, audit and appropriate directive of the Commission.
     AN ATTESTED COPY hereof shall be sent to the Applicant, attention John O. Gwathmey, Esquire, Hunton & Williams, Riverfront Plaza - East Tower, 951 East Byrd Street, Richmond, Virginia 23219-4074; and to the Division of Economics & Finance of this Commission.

                                                      Exhibit D-4



                    PUBLIC SERVICE COMMISSION
                        OF WEST VIRGINIA
                           CHARLESTON


     At a session of the Public Service Commission of West
Virginia, in the City of Charleston on the 4th day of March, 1997.

CASE NO. 97-0134-E-PC

APPALACHIAN POWER COMPANY,
doing business as AMERICAN ELECTRIC
POWER, a public utility,

                        COMMISSION ORDER

     WHEREAS, on February 7, 1997, Appalachian Power Company, doing business as American Electric Power, a public utility, filed a petition for consent and approval to purchase Appalachian's preferred stock from American Electric Power Company, Inc., an affiliated corporation, which American Electric Power acquires in response to an offer to purchase which American Electric Power is extending to the present owners of such stock.

     WHEREAS, on March 3, 1997, Caryn Watson Short, Staff Attorney, filed a Final Joint Staff Memorandum recommending approval of the petition to purchase preferred stock, provided that approval of this affiliated transaction does not limit future review nor constitute approval for ratemaking purposes of any particular financial treatment or capital structure related to the Company's purchase of its own preferred stock.

     WHEREAS, the Commission is of the opinion that the Staff's recommendation is reasonable and should be approved.

     IT IS THEREFORE ORDERED that the petition for consent and approval to purchase Appalachian's preferred stock from American Electric Power Company, Inc., an affiliated corporation, be, and it hereby is, approved, provided that approval does not limit future review not constitute approval for ratemaking purposes of any financial treatment or capital structure related to the Company's purchase of its own preferred stock.

          A True Copy, Teste:
                                        /s/ Todd Carden

                                        Todd Carden
                                        Executive Secretary